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                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 2002


                       FLETCHER CHALLENGE FORESTS LIMITED
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                  (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F [A] Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [ ]       No [A]

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 2 December 2002                   FLETCHER CHALLENGE FORESTS LIMITED


                                       /s/ PM Gillard
                                       ---------------------
                                       PM GILLARD
                                       SECRETARY
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[LOGO FLETCHER CHALLENGE
      FORESTS]

                                  NEWS RELEASE


        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



             CONSOLIDATION OF ORDINARY SHARES AND PREFERENCE SHARES

Auckland, 2 December 2002 - Further to the announcement on 13 November 2002, advising that the directors of Fletcher Challenge Forests Limited had resolved to consolidate the Ordinary shares and Preference shares of Fletcher Challenge Forests Limited, we wish to advise that the consolidation was completed on 29 November 2002.

Following the consolidation, there are now 185,913,422 Ordinary shares of Fletcher Challenge Forests Limited (NZSE ISIN number NZFLCE0020S7) on issue and 371,809,026 Preference shares of Fletcher Challenge Forests Limited (NZSE ISIN number NZFLCD0001S9) on issue.

The consolidation of the American Depositary Shares and Series A American Depositary Shares was also completed on 29 November 2002 (U.S. time). There are now 2,094,649 American Depositary Shares and 1,467,086 Series A American Depositary Shares on issue.

In accordance with the shareholders' resolution passed at the annual shareholders meeting on 13 November 2002, clause 2.3 of the constitution of Fletcher Challenge Forests Limited has now been amended as a result of the consolidation, as set out in the Notice of Meeting.

Ends

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To:  BUSINESS EDITOR      From:        Paul Gillard
                                       Company Secretary & General Counsel
                                       FLETCHER CHALLENGE FORESTS

Fax: AUTO                 Telephone:   64-9-571 9846
                          Mobile:      0274 320 310
                          Fax:         64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.